Via Facsimile and U.S. Mail
Mail Stop 6010

December 6, 2007

Mr. Vincent L. Kasch
Chief Financial Officer
Financial Industries Corporation
6500 River Place Boulevard
Building I
Austin, TX 78730

Re: **Financial Industries Corporation**
         Form 10-K for the Fiscal Year Ended December 31, 2005
         Filed May 31, 2007
         File 000-04690

Dear Mr. Kasch:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                                        Sincerely,

                                                        Joel Parker
                                                        Accounting Branch Chief